Exhibit 23.2

The Board of Directors

Noble Energy, Inc.:

We consent to the use of our report dated April 1, 2016, with respect to the combined balance sheets of Noble Midstream Partners LP Predecessor as of December 31, 2015 and 2014, and the related combined statements of operations and comprehensive income, changes in net parent investment and cash flows for the years then ended, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change to the straight-line method of depreciation.

/s/ KPMG LLP

Houston, Texas

September 7, 2016